THE SALE OF UNITS IN THE COMPANY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS THEREFROM. THE MEMBERSHIP INTERESTS MAY NOT BE OFFERED OR SOLD ABSENT AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND QUALIFICATION UNDER SUCH STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE. THE COMPANY HAS THE RIGHT TO REQUIRE ANY POTENTIAL TRANSFEROR OF UNITS IN THE COMPANY TO DELIVER AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY PRIOR TO ANY TRANSFER TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION AND QUALIFICATION IS AVAILABLE FOR SUCH TRANSFER. ADDITIONAL SUBSTANTIAL RESTRICTIONS ON TRANSFER OF THE UNITS ARE SET FORTH IN THIS AGREEMENT.

LIMITED LIABILITY COMPANY AGREEMENT

OF

RAVEL HEALTH, LLC

Dated as of July 1, 2021

TABLE OF CONTENTS

Page

List of Exhibits and Schedules

LIMITED LIABILITY COMPANY AGREEMENT
OF
RAVEL HEALTH, LLC

This Limited Liability Company Agreement (this "Agreement") of Ravel Health, LLC, a Colorado limited liability company (the "Company") is entered into as of April 17, 2023 made effective as of July 1, 2021(the "Effective Date"), is by and among the persons signatories hereto and such other Persons as may thereafter be admitted from time to time as Members hereunder, and, solely for purposes of Section 11.6, the Ravel Executives.

RECITALS

WHEREAS, the Company was formed pursuant to the Certificate of Formation filed with the Secretary of State of the State of Colorado on February 5, 2019;

WHEREAS, each Member is the record and beneficial owner of Units in the Company.

WHEREAS, the Members desire to promote their mutual interests and the interests of the Company by imposing certain restrictions and obligations upon themselves with respect to their Units in the Company.

WHEREAS, the parties hereto agree that the terms of this Agreement shall govern, regulate and manage the affairs of the Company except to the extent expressly prohibited or ineffective under the Act or the Articles and shall supersede and cancel all prior written and oral agreements and understandings with respect to the subject matter of this Agreement.

ARTICLE I. DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the indicated meaning:

"Act" means the Colorado Limited Liability Company Act, as amended from time to time.

"Additional Equity Securities" means Equity Securities other than (a) Equity Securities issued as a distribution or upon any subdivision or split of any Equity Securities, (b) Equity Securities issued as payment or consideration for goods or services provided to the Company or any of its subsidiaries or in connection with a commercial loan or equipment leasing transaction by a third party lender that is not an Affiliate of the Company, (c) Equity Securities issued in connection with an initial public offering of the Company or a reorganization of the Company in connection with an initial public offering, (d) Equity Securities issued in connection with the merger, consolidation, acquisition or similar business combination involving the Company and approved by the Board to Persons who, immediately preceding such issuance, are not Members, (e) Equity Securities issued to an officer, employee or Director of the Company or its Subsidiaries in connection with any equity incentive plan or sold to an officer, employee or Director of the Company or its Subsidiaries (other than a Director affiliated with the Founder Member) on arm's length terms at the then current Fair Market Value, and (f) any sale of Equity Securities with respect to which any Member has waived its preemptive rights in writing.

"Adjusted Capital Account Deficit" means, with respect to any Member, a deficit balance in such Member's Capital Account as of the end of the fiscal year after giving effect to the following adjustments: (a) Credit to such Capital Account the additions, if any, permitted by Treasury Regulations §§ 1.704-1(b)(2)(ii)(c) (referring to obligations to restore a capital account deficit), 1.704-2(g)(1) (referring to

"partnership minimum gain") and 1.704-2(i)(5) (referring to a partner's share of "partner nonrecourse debt minimum gain"), and (b) Debit to such Capital Account the items described in §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations. This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation § 1.704-1(b)(2)(ii)(d).

"Adjusted Properties" is defined in Section 9.2.

"Affiliate" means with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. As used in this definition, the word "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" is defined in the introductory paragraph.

"Available Cash" means, at any time of determination, the amount of cash and cash equivalents held by the Company, less such cash reserves necessary to pay on a timely basis the Company costs and expenses, including operating costs and expenses, taxes, debt service, capital expenditures and other obligations of the Company, taking into account the anticipated revenues of the Company.

"Bad Act" means, with respect to a Director and/or Ravel Executive who is not party to an Employment Agreement, (a) failing to perform or violating in any material respect any term of any restrictive covenant agreement between the Ravel Executive and the Company or any of its Subsidiaries or Affiliates, (b) violating any Company policy, procedure or guideline that results in material harm to Company as determined by the Board, in its reasonable discretion, without curing such violation, if capable of cure, within 30 days after written notice from the Company to the Ravel Executive, (c) engaging in any of the following forms of gross misconduct: commission of any felony or any misdemeanor involving dishonesty or moral turpitude; fraud, embezzlement or other misappropriation or theft of property or funds of the Company or any of its Subsidiaries or Affiliates; illegal use or possession of any controlled substance; or discriminatory or harassing behavior against another on any basis protected by federal, state or local law or Company policy, and (d) failing to cure, within 30 days following written notice from Company to the Ravel Executive, any material injury to the economic or ethical welfare of Company caused by the Ravel Executive's malfeasance, intentional misconduct or reckless actions, *provided, however,* a Ravel Executive has the right to cure an injury under this clause (d) only once except at the discretion of the Board.

"Bankruptcy" means, with respect to a Person, any of the following acts or events: (a) making an assignment for the benefit of creditors; (b) filing a voluntary petition in bankruptcy; (c) becoming the subject of an order for relief or being declared insolvent or bankrupt in any federal or state bankruptcy or insolvency proceeding; (d) filing a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law; (e) filing an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in a proceeding of the type described in clause (c) or (d) of this definition; (f) making an admission in writing of an inability to pay debts as they mature; (g) giving notice to any governmental authority that insolvency has occurred, that insolvency is pending, or that operations have been suspended; (h) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of all or any substantial part of its properties; or (i) the expiration of 90 days after the date of the commencement of a proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law if the proceeding has not been previously dismissed, or the expiration of 60 days after the date of the appointment, without such Person's consent or acquiescence, of a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person's properties, if the appointment has not previously

been vacated or stayed, or the expiration of 60 days after the date of expiration of a stay, if the appointment has not been previously vacated.

"Board" is defined in Section 5.1(a).

"Business Day" means any day other than a Saturday or Sunday or other day upon which banks are authorized or required to close in the State of Colorado.

"Call Notice" is defined in Section 11.6(b).

"Call Right" is defined in Section 11.6(b).

"Call Right Period" is defined in Section 11.6(b).

"Call Units" is defined in Section 11.6(b).

"Capital Account" is defined in Section 10.2(a).

"Capital Contribution" means for any Member at the particular time in question the aggregate of the dollar amounts of any cash and cash equivalents contributed by such Member to the capital of the Company, plus the Fair Market Value of any property contributed by such Member to the capital of the Company. The initial Capital Contributions of the Class A Members are set forth in Exhibit A.

"Carrying Value" means, with respect to the property contributed to the Company by a Member, initially the Fair Market Value of such property at the time of contribution as determined by the Board. The initial Carrying Value of any other property shall be the adjusted basis of such property for federal income tax purposes at the time it is acquired by the Company. The initial Carrying Value of any property shall be reduced (but not below zero) by all subsequent depreciation, cost recovery, depletion and amortization deductions with respect to such property as taken into account in determining profit and loss. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 10.2(b) and Treasury Regulation § 1.704-1(b)(2)(iv)(m), and to reflect changes, additions or other adjustments to the Carrying Value for dispositions, acquisitions or improvements of Company properties, as deemed appropriate by the Board.

"Change of Control" means, with respect to a Person, (a) a Transfer, directly or indirectly (including by merger), of all or substantially all of the assets of such Person (including a Transfer in liquidation of such Person), or (b) the Transfer, directly or indirectly, of control of such Person, whether by sale of equity, merger or consolidation, to any Person or Persons (including Affiliates of such Person or Persons). As used in this definition, the word "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Class A Members" means the holders of the Class A Units, including their permitted successors and assigns.

"Class A Proportionate Share" means, with respect to each Class A Member, the percentage obtained by multiplying 100 by the quotient obtained by dividing (i) the total number of Class A Units held by such Class A Member by (ii) the aggregate number of outstanding Class A Units.

"Class A Units" is defined in Section 2.7(a).

"Class M Member" means a holder of Class M Units.

"Class M Units" is defined in Section 2.7(a).

"Code" means the Internal Revenue Code of 1986, as amended from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future Law.

"Company" is defined in the introductory paragraph.

"Company Minimum Gains" means partnership minimum gain as defined in Treasury Regulation § 1.704-2(f).

"Confidential Information" means information concerning the properties, operations, business, trade secrets, technical know-how and other non-public information and data of or relating to the Company, its properties and any technical information with respect to any project of the Company.

"Director" is defined in Section 5.1(a).

"Drag-Along Notice" is defined in Section 11.4.

"Dragged Member" means any Member, other than a Dragging Member, that receives a Drag-Along Notice pursuant to Section 11.4.

"Dragging Member" means any Member, other than a Dragged Member, that delivers a Drag-Along Notice pursuant to Section 11.4.

"Effective Date" is defined in the introductory paragraph.

"Employment Agreement" means a written employment agreement between a Ravel Executive and the Company or any of its Subsidiaries.

"Equity Security" means any Membership Interest (including any Unit) or similar security, including warrants, options or other rights to acquire Units or other Membership Interests, directly or indirectly, securities containing equity features and securities containing profit participation features, or any security or instrument convertible or exchangeable, directly or indirectly, with or without consideration, into or for any Units or other Membership Interest or similar security (including convertible notes), or any security carrying any warrant or right to subscribe for or purchase any Units or other Membership Interest or similar security, or any such warrant or right.

"Excess Additional Equity Securities" is defined in Section 2.8(b).

"Executive Holding Company" means any Person, other than a natural person, through which a Ravel Executive holds an indirect equity interest in the Company.

"Executive Officer" means each of the following officers of the Company as appointed by the Board: chief executive officer, president and any future officer position that is created by the Board.

"Family" means, with respect to any individual Person, such Person's siblings, spouse and spouse's siblings, natural or adoptive lineal ancestors or descendants and spouse's natural or adoptive lineal ancestors or descendants, and trusts established for any of his, her or their exclusive benefit.

"Fair Market Value" of any asset in question shall mean the fair market value of such asset as determined in the reasonable, good faith discretion of the Board.

"Founder Director" is defined in Section 5.1(b).

"Founder Member" means Kevin Williams, and its permitted successors and assigns.

"Founder Tag Notice" is defined in Section 11.3.

"Fund Indemnitors" is defined in Section 5.6(e).

"GAAP" means generally accepted accounting principles in the United States.

"Grant Agreement" means the Class M Unit Grant Agreement entered into or to be entered into by and between the Company and the recipient of such Class M Units prior to, on or after the Effective Date which shall be subject to, among other terms and conditions, a Participation Threshold, vesting, forfeiture, and restriction on transfer provisions.

"Indemnified Parties" is defined in Section 5.6(a).

"Law" or "Laws" means all applicable federal, state, tribal and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, restrictions and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

"Lien" means any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, charge, deposit arrangement, preference, priority, security interest, option, right of first refusal or other transfer restriction or encumbrance of any kind (including preferential purchase rights, conditional sales agreements or other title retention agreements, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction to evidence any of the foregoing).

"Liquidation Event" is defined in Section 7.2.

"Member" means (i) a Person designated as a Member of the Company on Exhibit A attached hereto, (ii) a Class M Member identified in the books and records of the Company pursuant to a Grant Agreement, (iii) a Person admitted as an additional Member pursuant to Section 2.7 and (iv) a Person admitted as a substituted Member pursuant to Section 11.6.

"Member Nonrecourse Debt Minimum Gain" means partner nonrecourse debt minimum gain as defined Treasury Regulation § 1.704-2(i)(4).

"Membership Interest" means, with respect to any Member, (a) that Member's status as a Member, (b) that Member's Capital Account and share of the Profits, Losses and other items of income, gain, loss, deduction and credits of, and the right to receive distributions (liquidating or otherwise) from, the Company under the terms of this Agreement, (c) all other rights, benefits and privileges enjoyed by that Member (under the Act or this Agreement) in its capacity as a Member, including that Member's rights to vote, consent and approve those matters described in this Agreement, and (d) all obligations, duties and liabilities imposed on that Member under the Act or this Agreement in its capacity as a Member. Membership Interests shall be denominated in Units.

"New Issue Date" is defined in Section 2.8(a).

"Participation Threshold" is defined in Section 2.9(a).

"Permitted Transferee" means a Person who has received Units pursuant to a Transfer in accordance with Section 11.2(c).

"Person" means a natural person, corporation, joint venture, partnership, limited liability partnership, limited partnership, limited liability limited partnership, limited liability company, trust, estate, business trust, association, governmental authority or any other entity.

"Preemptive Rights Offering Notice" is defined in Section 2.8(a).

"Prime Rate" means a rate per annum equal to the lesser of (a) an annual rate of interest which equals the floating commercial loan rate as published in the Wall Street Journal from time to time as the "Prime Rate," adjusted in each case as of the banking day in which a change in the Prime Rate occurs, as reported in the Wall Street Journal; *provided, however*, that if such rate is no longer published in the Wall Street Journal, then it shall mean an annual rate of interest which equals the floating commercial loan rate of Citibank N.A., or its successors and assigns, announced from time to time as its "base rate," adjusted in each case as of the banking day in which a change in the base rate occurs, and (b) the maximum rate permitted by Law.

"Profit" or "Loss" means the income or loss of the Company as determined under the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including the provisions of paragraphs 1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4) of those regulations relating to the computation of items of income, gain, deduction and loss.

"Proposed Purchaser" means a Person or group of Persons that is not an Affiliate of the Company that a Member proposes as a purchaser of all or a portion of the Units of such Member.

"Ravel Executives" means each of Kevin Williams, and Jaime Heather Intile, and each other senior executive of the Company or any of its Subsidiaries who holds Units, directly or indirectly, in the Company.

"Redemption Price" is defined in Section 11.6(c).

"Regulatory Allocations" is defined in Section 8.2(h).

"Related Party" means, with respect to any Person, (a) each Affiliate of such Person, (b) each officer, director, member, manager or partner of the Person or and such Person's Affiliates, (c) any spouse, ancestor, descendant, or sibling of such Person or any Person described in clause (b) of this definition, and (d) any trust, family partnership or other entity established for the benefit of such Person or any Person described in clauses (b) or (c) of this definition.

"Securities Act" means the Securities Act of 1933, as amended from time to time. Any reference herein to a specific section or sections of the Securities Act shall be deemed to include a reference to any corresponding provision of future Law.

"Sharing Ratio" means, with respect to a Member, at any time of determination, a percentage, the numerator of which is the number of issued and outstanding Units (other than Unvested Class M Units) held by such Member, and the denominator of which is the total number of issued and outstanding Units (other than Unvested Class M Units).

"Subsidiary" means any additional subsidiary owned directly or indirectly by the Company.

"Subscription Agreement" means any agreement between the Company and a Member pursuant to which such Member subscribes for and purchases Units of the Company.

"Tag Election Period" is defined in Section 11.3.

"Tax Matters Person" is defined in Section 6.5.

"Transfer" means, with respect to any asset, including Units or any portion thereof, including any right to receive distributions from the Company or any other economic interest in the Company, a sale, assignment, transfer, conveyance, gift, exchange or other disposition of such asset, whether such disposition be voluntary, involuntary or by merger, exchange, consolidation or other operation of Law, including the following: (a) in the case of an asset owned by a natural person, a transfer of such asset upon the death of its owner, whether by will, intestate succession or otherwise; (b) in the case of an asset owned by a Person which is not a natural person, a distribution of such asset, including in connection with the dissolution, liquidation, winding up or termination of such Person (other than a liquidation under a deemed termination solely for tax purposes); and (c) a disposition in connection with, or in lieu of, a foreclosure of a Lien; *provided, however*, that a Transfer shall not include the creation of a Lien. A "Transfer" shall also include the transfer of a direct or indirect beneficial equity interest in a Member if the transfer, either alone or in conjunction with other such transfers made after it first became a Member, results in a Change of Control of such Member.

"Treasury Regulations" means regulations issued by the Department of Treasury under the Code. Any reference herein to a specific section or sections of the Treasury Regulations shall be deemed to include a reference to any corresponding provision of future regulations under the Code.

"Triggering Event" means (a) with respect to a Ravel Executive who is a party to an Employment Agreement, the termination of such Employment Agreement by such Ravel Executive without Good Reason or by the Company (or any of its Subsidiaries) for Cause, as such terms may be defined in a Ravel Executive's Employment Agreement, or (b) with respect to a Ravel Executive who is not a party to an Employment Agreement, a determination by the Board, in its reasonable judgment, that an action by such Ravel Executive constitutes a Bad Act.

"Unit" is defined in Section 2.7.

"Unvested Class M Units" means Class M Units that are not vested under the terms of the Grant Agreement.

"Vested Class M Units" means Class M Units that are vested under the terms of the Grant Agreement.

1.2 Interpretation. Unless specifically provided otherwise in this Agreement, references to the plural include the singular, to the singular include the plural, and to the part include the whole. Unless specifically provided otherwise in this Agreement, use of masculine, feminine and neutral pronouns will not be a specific reference to either gender or lack thereof. The words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation." The term "or" has the inclusive meaning represented by the term "and/or." The words "hereof," "herein," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. References to "Articles," "Sections," "Subsections," "Exhibits," and "Schedules" are to Articles, Sections, Subsections, Exhibits,

and Schedules, respectively, of this Agreement, unless otherwise specifically provided. Terms defined in this Agreement may be used in the singular or the plural. The recitals of this Agreement are intended to be a part of, and are hereby incorporated into, this Agreement in their entirety (including, for the avoidance of doubt, the definitions set forth therein).

1.3 Accounting Terms. Accounting terms used in this Agreement and not otherwise defined have the meaning ascribed to them under GAAP.

ARTICLE II. THE LIMITED LIABILITY COMPANY

2.1 Formation. The Members have formed the Company pursuant to the Act. The Members agree that the Company shall be governed by the terms and conditions set forth in this Agreement. To the fullest extent permitted by the Act, this Agreement shall control as to any conflict between this Agreement and the Act or as to any matter provided for in this Agreement that is also provided for in the Act.

2.2 Name. The name of the Company shall be Ravel Health, LLC, or such other name or names as may be designated by the Board; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC".

2.3 Certificate of Formation. The Members have previously caused a certificate of formation that complies with the requirements of the Act to be properly filed with the Colorado Secretary of State. The Members shall execute such further documents (including amendments to the certificate of formation) and take such further action as shall be appropriate or necessary to comply with the requirements of Law for the formation, qualification or operation of a limited liability company in all states and counties where the Company may conduct its business.

2.4 Registered Office and Agent; Principal Place of Business. The location of the registered office of the Company and the Company's registered agent at such address shall be determined by the Board. The location of the principal place of business of the Company shall be at such location as the Board may from time to time select.

2.5 Purpose. The business of the Company shall be the conduct of any business or activity that may be lawfully conducted by a limited liability company organized pursuant to the Act. The business of the Company may be conducted directly by the Company or indirectly through another company, joint venture or other arrangement.

2.6 The Members. The name, business address and number of Units of each Member are set forth on Exhibit A attached hereto. Upon the admission of additional or substituted Members in accordance with this Agreement, the Company shall update Exhibit A attached hereto to reflect the then current ownership of Units. Notwithstanding anything to the contrary herein, (i) the update by the Company of Exhibit A pursuant to this Section 2.6 shall not be considered an amendment to this Agreement, and (ii) the name, address and number of Units of each Class M Member shall not be set forth on Exhibit A, but shall rather be kept in the books and records of the Company, available only to the Board and such officers of the Company as may be approved by the Board. As a condition precedent to the acquisition of Units by any Person, whether by issuance from the Company or by Transfer from a Member, each Member authorizes the Board or Ravel Executive of the Company, before transferring or issuing Units to a Person, to sign, on the Company's behalf and as agent for each Member, a Joinder Agreement, in a form substantially similar to the form attached hereto as Exhibit C, pursuant to which the Person accepting the Units agrees to be bound by this Agreement. No additional Member shall be entitled to any retroactive allocation of income, gain, loss, deduction or credit by the Company.

2.7 Authorized Units; Issuance of Additional Membership Interests.

(a) The Membership Interests authorized to be issued by the Company shall be denominated in units (each, a "Unit"). The Company shall have two classes of Units, designated as the Class A Units (the "Class A Units") and the Class M Units (the "Class M Units"). Holders of Class A Units shall be Members of the Company and shall vote as a single class on all matters submitted to a vote of the Members. The Class A Units shall entitle the holder thereof to the rights set forth herein with respect to the Class A Units. The Class M Units shall entitle the holder thereof to the rights set forth herein with respect to the Class M Units. Holders of Class M Units shall be Members of the Company but shall only have a profits-interest in the Company. Holders of Class M Units shall have no voting rights with respect to any matters of the Company or the Board.

(b) The Board may, without the approval of the Members, from time to time (i) increase or decrease (but not below the total number of then outstanding Units) the total number of Units that the Company is authorized to issue and the number of Units constituting any class or series of Units, (ii) subject to Section 2.8, authorize the issuance of additional classes or series of Units and fix and determine the designation and the relative rights, preferences, privileges and restrictions granted to or imposed on such additional classes and series of Units (including the rights, preferences and privileges that are senior to or have preference over the rights, preferences or privileges of any then outstanding or authorized class or series of Units), and (iii) amend or restate this Agreement as necessary to effect any or all of the foregoing. Subject to Section 2.8, additional Units may be issued for such Capital Contributions as shall be determined by the Board. If the issuance of additional Units has been properly approved in accordance with this Agreement, the Persons to whom such additional Units have been issued shall automatically be admitted to the Company as Members with respect to such additional Units, subject to the satisfaction or waiver of the requirements set forth in Section 11.9.

2.8 Preemptive Rights.

(a) To the extent the Company proposes to issue or sell Additional Equity Securities to any Person (including in connection with any additional Capital Contributions in accordance with Section 3.2 and including any issuance to a Related Party), each Class A Member shall have the preemptive right to acquire or subscribe for any such Additional Equity Securities to the extent necessary to prevent dilution of the Class A Member's interests in the Additional Equity Securities being offered, or in the case of the first issuance of any class, series or type of any such Additional Equity Securities, to allow each Class A Member to own a percentage of such Additional Equity Securities equal to such Class A Member's Class A Proportionate Share prior to the issuance of the Additional Equity Securities. At least 20 days prior to the issuance of any such Additional Equity Securities, the Board shall cause the Company to send written notice to each Class A Member (a "Preemptive Rights Offering Notice") specifying the type and quantity of Additional Equity Securities to be issued by the Company and the price and other material terms and conditions of the issuance, including the proposed date of issuance (the "New Issue Date"), and the percentage of such Additional Equity Securities that such Class A Member is entitled to acquire or subscribe for, as the case may be. Each Class A Member may elect to exercise its right pursuant to this Section 2.8(a) by delivering written notice to the Board specifying the quantity of such Additional Equity Securities that such Class A Member desires to acquire or subscribe for no later than 5 Business Days prior to the New Issue Date. On or before the New Issue Date, each Class A Member exercising its rights under this Section 2.8(a) shall pay to the Company the purchase price for such Additional Equity Securities in immediately available funds and upon receipt of such payment the Company shall issue such Additional Equity Securities to such Class A Member. Failure of a Class A Member to respond within the time set forth above, or to pay the purchase price on or before the New Issue Date, shall be deemed an election by such Class A Member not to exercise its preemptive right hereunder with respect to such issuance. If a Class A Member fails to exercise its preemptive right set forth herein with respect to any issuance of any

Additional Equity Securities, such failure shall not be deemed a waiver of further or additional preemptive rights in connection with subsequent issuances of Additional Equity Securities in the Company (but, for the avoidance of doubt, shall constitute a waiver of such Class A Member's right to purchase any Excess Additional Equity Securities in the applicable offering of Additional Equity Securities).

(b) After complying with the procedure set forth in Section 2.8(a), any Additional Equity Securities which remain available for purchase or subscription (such amount, the "Excess Additional Equity Securities") shall be offered by the Company for sale to those Class A Members who previously exercised their preemptive right pursuant to Section 2.8(a) in the subject issuance of Additional Equity Securities. Such electing Class A Members shall have the right to purchase an amount of such Excess Additional Equity Securities equal to such Class A Member's Class A Proportionate Share prior to the issuance of Additional Equity Securities. Such electing Class A Members shall exercise their rights pursuant to this Section 2.8(b) by delivering written notice to the Board specifying the quantity of such Excess Additional Equity Securities that such Class A Member desires to acquire or subscribe for no later than two Business Days prior to the New Issue Date. Failure of a Class A Member to respond within the time set forth in the preceding sentence, or to pay the adjusted purchase price therefor on or before the New Issue Date shall be deemed an election by such Class A Member not to exercise its right to acquire any Excess Additional Equity Securities hereunder with respect to such issuance. If any Excess Additional Equity Securities remain outstanding after complying with this procedure set forth in this Section 2.8(b), such remaining Excess Additional Equity Securities shall remain authorized but unissued on the books and records of the Company.

(c) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of Sections 2.8(a) and 2.8(b), the Company may elect to give notice (the "Alternative Notice") to all of the Class A Members that did not receive the Preemptive Rights Offering Notice pursuant to Section 2.8(a), within 30 days after the issuance of Additional Equity Securities (the "First Issuance"). Such notice shall contain all of the information contemplated in Section 2.8(a) for the Preemptive Rights Offering Notice. Each Class A Member shall have 10 days from the date the Alternative Notice is given to elect to purchase up to the number of Additional Equity Securities on the same terms and conditions as in the First Issuance (the "Second Issuance") such that such Class A Member shall be entitled to maintain, after giving effect to both the First Issuance and the Second Issuance, the same ownership percentage held by such Class A Member calculated as set forth in Section 2.8(a) prior to giving effect to either the First Issuance or the Second Issuance. The closing of such sale for the Second Issuance shall occur within 60 days of the date the Alternative Notice is given.

2.9 Class M Units.

(a) To the extent necessary to cause the Class M Units to constitute "profits interests," in connection with the grant of any Class M Units, the Board shall adjust the Carrying Values of the Company's assets to equal their respective Fair Market Values in accordance with Section 10.2. After the Effective Date, at the time any Class M Units are granted, the Board shall determine the participation threshold with respect to such Class M Units. Unless otherwise determined by the Board, the participation threshold (the "Participation Threshold") with respect to any Class M Units granted on such date will be a dollar amount equal to the then Carrying Value (as adjusted to reflect Fair Market Value of the Company's assets on the date of grant, as determined by the Board in its sole discretion) referenced in the first sentence of this Section 2.9(a), net of any liabilities of the Company as of such date. The Board may, in its sole discretion, adjust the Participation Threshold with respect to any Class M Units upward by the amount of any future Capital Contributions made to the Company at the time such Capital Contributions are made and any such adjustment shall be reflected on the books and records of the Company and the Board shall cause the Company to provide the holder(s) of such Class M Units of written notice of such increase to the Participation Threshold. Without the prior written consent of the Board (including at least one Founder

Director), the Company shall not issue Class M Units which would represent more than 10% of the outstanding Units in the Company.

(b) Other than as set forth in this Agreement, the Class M Units shall be subject in all events to the terms and conditions placed on such Units in connection with the grant of such Units as set forth in the applicable Grant Agreement, including, any vesting, forfeiture and Unit purchase provisions. The Board, in its sole discretion, at any time may accelerate the vesting of any of the Class M Units. For the avoidance of doubt, notwithstanding the Participation Threshold with respect to any Class M Units, holders of Class M Units will not participate in distributions of Available Cash pursuant to Section 7.1 until such Class M Units are Vested Class M Units.

(c) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "IRS Notice") apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Partnership Representative is hereby designated as the "partner who has responsibility for U.S. federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Partnership Representative constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice. The Company and each Member hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including, the requirement that each Member shall prepare and file any U.S. federal income tax returns such Member is required to file reporting the income tax effects of each "Safe Harbor Partnership Interest" issued by the Company in a manner consistent with the requirements of the IRS Notice. A Member's obligations to comply with the requirements of this Section 2.9 shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 2.9, the Company shall be treated as continuing in existence. Each Member authorizes the Partnership Representative to amend this Section 2.9 to the extent necessary to achieve similar tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the IRS Notice (e.g., to reflect changes from the rules set forth in the IRS Notice in subsequent U.S. Department of Treasury or Internal Revenue Service guidance). In the event of forfeiture of any Class M Units, the Company shall conform to requirements of the Treasury Regulations with respect to allocations of Profits and Losses.

2.10 **Term**. The Company shall have perpetual existence; *provided, however,* that the Company shall be dissolved upon the occurrence of an event set forth in Section 12.2.

ARTICLE III. CAPITAL CONTRIBUTIONS

3.1 **Capital Contributions**. Each Class A Member has made the Capital Contribution to the Company described opposite its respective name on Exhibit A attached hereto. Initial Capital Contributions of additional Members shall be governed by Section 2.7.

3.2 **Additional Capital Contributions**. Subject to the approval of the Board, the Members may, but shall not be obligated to, make additional Capital Contributions to the Company in accordance with their Sharing Ratios.

3.3 **No Third Party Right to Enforce**. No Person other than a Member shall have the right to enforce any obligation of a Member to contribute capital hereunder and specifically no lender or other third party shall have any such rights.

3.4 Return of Contributions. No Member shall be entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. No unrepaid Capital Contribution shall constitute a liability of the Company, the Board or any Member. A Member is not required to contribute or to lend cash or property to the Company to enable the Company to return any Member's Capital Contributions. The provisions of this Section 3.4 shall not limit a Member's rights under Article XII.

3.5 Discretionary Loans. If at any time the Company has insufficient Available Cash and reserves to conduct its business and operations consistent with its ordinary and usual course, the Members may, if approved by the Board, but shall not be obligated to, advance all or any portion of such cash deficiency to the Company. If, following approval by the Board, more than one Member elects to make such advance, the electing Members shall make the advance in proportion to their respective Sharing Ratios. All advances made pursuant to this Section 3.5 shall constitute a loan from the advancing Members to the Company, shall bear interest at the Prime Rate plus a percentage to be established by the Board and shall not be considered as part of the Company's equity or Members' Capital Contributions. Any such loan shall be subordinate to any loans from any then-existing third-party lender to the Company, if required by such lender, and shall be repaid prior to any other distributions to the Members.

ARTICLE IV. REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1 General Representations and Warranties. Each Member represents and warrants to the other Members and the Company as follows:

(a) If it is an entity, it is the type of legal entity specified in Exhibit A of this Agreement, duly organized and in good standing under the Laws of the jurisdiction of its organization and is qualified to do business and is in good standing in those jurisdictions where necessary to carry out the purposes of this Agreement;

(b) If it is an entity, the execution, delivery and performance by it of this Agreement and all transactions contemplated herein are within its entity powers and have been duly authorized by all necessary entity actions;

(c) This Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by Bankruptcy, insolvency, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general principles of equity; and

(d) The execution, delivery and performance by it of this Agreement will not conflict with, result in a breach of or constitute a default under any of the terms, conditions or provisions of (i) any Law, (ii) if it is an entity, its governing documents, or (iii) any agreement or arrangement to which it or any of its Affiliates is a party or which is binding upon it or any of its Affiliates or any of its or their assets.

4.2 Conflict and Tax Representations. Each Member represents and warrants to the other Members and the Company as follows:

(a) Such Member has been advised that (i) a conflict of interest exists among the Members' individual interests, (ii) this Agreement has tax consequences, and (iii) it should seek independent counsel in connection with the execution of this Agreement;

(b) Such Member has had the opportunity to seek independent counsel and independent tax advice prior to the execution of this Agreement and no Person has made any representation of any kind to it regarding the tax consequences of this Agreement; and

(c) This Agreement and the language used in this Agreement are the product of all parties' efforts and each party hereby irrevocably waives the benefit of any rule of contract construction which disfavors the drafter of an agreement.

4.3 Investment Representations and Warranties.

(a) In acquiring an interest in the Company, each Member represents and warrants to the other Members and the Company that it is acquiring such interest for its own account for investment and not with a view to its sale or distribution. Each Member recognizes that investments such as those contemplated by this Agreement are speculative and involve substantial risk. Each Member further represents and warrants that the other Members have not made any guaranty or representation upon which it has relied concerning the possibility or probability of profit or loss as a result of its acquisition of an interest in the Company.

(b) Each Member acknowledges that the documents, records, and books of the Company (collectively, the "Information Materials") pertaining to the Member and its businesses have been made available for inspection by each Member and, if requested, its representatives, including its attorneys, accountants, and business and tax advisors (the "Advisors") and that the Company has advised each Member to consult with its Advisors regarding its investment in the Company, the suitability of the investment in light of each Member's financial condition, considerations and needs, and after due consideration and consultation with its Advisors, each Member has determined that the investment in the Company by each Member is suitable for such Member.

(c) Each Member and its Advisors have received, carefully reviewed and understand the Information Materials, and have had the opportunity to obtain any additional information necessary to verify the accuracy and completeness of the information contained in the Information Materials and have had the opportunity to meet with representatives of the Company, the nature of interests in the Company and the finances, operations, business, and prospects of the Company as deemed relevant by each Member and its Advisors, and any such questions have been answered and requested information has been provided to each Member and its Advisors' full satisfaction.

(d) Each Member, either individually or with its Advisors, has significant business and investment experience, including investment in non-registered securities, and is knowledgeable about investment considerations with respect to limited liability companies. Each Member, either individually or with its Advisors, has such knowledge and experience in financial, tax, and business matters so as to enable such Member to utilize the information made available to such Member to evaluate the merits and risks of the contributions contemplated hereby and to make an informed investment decision with respect to such investment.

(e) Each Member understands that such Member must bear the economic risk of its Membership Interest indefinitely because neither its Membership Interest nor any interest therein may be transferred except in accordance with Article XI, unless subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from the registration requirements under each of those laws is available for such disposition of Membership Interests by such Member. Each Member understands that there is no market for the Membership Interests and it is unlikely one will develop, and that the Membership Interests are subject to significant restrictions on Transfer as set forth in Article XI.

(f) Each Member has a sufficient net worth to sustain a loss of its investment in the Company and its Membership Interests in the event such a loss should occur, and such Member's overall investment in securities that are not readily marketable is not excessive in view of such Member's net worth and financial commitments.

4.4 **Survival**. The representations, warranties and covenants set forth in this Article IV shall survive the execution and delivery of this Agreement and any documents of Transfer provided under this Agreement.

ARTICLE V. COMPANY MANAGEMENT

5.1 **Board of Directors**.

(a) Establishment; Powers. The Company shall be managed by a committee of individuals established to manage the Company and its business and affairs (this committee is referred to as the "Board" and the individuals appointed to the Board are referred to as the "Directors"). The Board, acting as a group, shall be the "Manager" of the Company (as that term is defined in the Act). A Director shall not individually be considered a manager of the Company under the Act, nor shall any individual Director have the authority to act on behalf of the Company as a Director. An individual shall not be deemed to hold a Membership Interest by virtue of serving as a Director. Except as specifically provided in this Agreement, the Board may exercise all powers of the Company and may do all such lawful acts and things as are not specifically required by statute or by this Agreement to be exercised or done by the Members.

(b) Appointment of Directors. The number of Directors shall be determined by the Board from time to time, but from and after the Effective Date and until modified in accordance with this Agreement, shall be two (2). Directors shall be appointed as follows: (i) two (2) Directors shall be appointed by the Founder Member (each, a "Founder Director" and collectively, the "Founder Directors"), who initially shall be Kevin Williams and Jaime Heather Intile. Each Director shall hold office until his successor shall have been appointed or until his earlier death, resignation or removal. Directors shall be natural persons, but Directors need not be residents of Colorado nor Members of the Company.

(c) Vacancies. In the event of a vacancy in the office of any Founder Director, a successor shall be appointed to hold office by the remaining Directors. In the event of an increase in the number of Directors, such new Directors shall be appointed by the remaining Directors. All vacancies shall be filled by the applicable party by delivering written notice to the Company within 10 days of the creation of the vacancy. A Director so appointed shall hold office until his successor is duly appointed or until his earlier death, resignation or removal.

(d) Removal. A Director may be removed at any time upon a determination of a Bad Act. In the event a Director is also a Member and is terminated or removed for a Bad Act, the Company may exercise a Call Right in connection with such Director's termination and rights of such Director as a Member shall terminate. The vacancy of any directorship resulting from any Director so removed shall be filled in accordance with Section 5.1(c).

(e) Resignation. A Director may resign at any time by giving written notice to that effect to the Board. Any such resignation shall take effect at the time of the receipt of that notice or any later effective time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any vacancy caused by any such resignation or by the death of any Director or any vacancy for any other reason shall be filled as provided in Section 5.1(c),

and any Director so elected to fill any such vacancy shall hold office until his successor is appointed or until his earlier death, resignation or removal.

(f) Meetings of the Board. The Board shall meet at such time and at such place (either inside or outside the State of Colorado) as the Board may designate. Meetings of the Board shall be held on the call of any Founder Director upon at least ten Business Days (if the meeting is to be held in person) or three Business Days (if the meeting is to be held by means of a conference, telephone or similar communication equipment by means of which all Directors and other individuals participating in the meeting can hear each other) oral or written notice to the Directors, or upon such shorter notice as may be approved by all of the Directors. Any Director may waive such notice.

(i) Conduct of Meetings. Any meeting of the Board may be held in person and by means of a conference, telephone or similar communication equipment by means of which all Directors and other individuals participating in the meeting can hear each other, and such telephone or similar participation in a meeting shall constitute presence in person at the meeting.

(ii) Quorum. Directors having the ability to cast a majority of the votes of all Directors then in office present in person or represented by proxy together shall constitute a quorum of the Board for purposes of conducting business, provided, that the presence of at least one Founder Director in person shall be required to establish a quorum for the transaction of business at such meeting. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(iii) Voting. Any decisions to be made by the Board must be approved by Directors holding a majority of votes of all Directors then in office entitled to vote on the subject matter thereof. For so long as, and at any time at which the Board is comprised of an even number of Directors, the chairman of the Board shall be entitled to two votes per issue presented at any duly convened meeting. Each other Director shall be entitled to one vote per issue presented at any duly convened meeting, except that if one, but not all of the Founder Directors are present in person or telephonically at a meeting, then the other Founder Director(s) will be deemed to be present at such meeting by proxy and the chairman of the Board, if present, or the longest serving Founder Director present, if the chairman of the Board is absent, will be entitled to cast the vote(s) of the absent Founder Directors(s), whether or not they have been given a written proxy.

(iv) Proxies. For purposes of determining a quorum with respect to a particular proposal, and for purposes of casting a vote for or against a particular proposal, a Director may be deemed to be present at a meeting and to vote if the Director has granted a signed written proxy to another Director who is present at the meeting, authorizing the other Director to cast the vote that is directed to be cast by the written proxy with respect to the particular proposal that is described with reasonable specificity in the proxy. Except as provided in this clause (iv) and in the foregoing clause (iii), Directors may not vote or otherwise act by proxy.

(v) Attendance and Waiver of Notice. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business at such meeting on the grounds that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Board need be specified in the notice or waiver of notice of such meeting.

(vi) Actions Without a Meeting. Notwithstanding any provision contained in this Agreement, any action of the Board may be taken by written consent without a meeting, provided that any such written consent shall be transmitted to each Director simultaneously for their execution.

(g) Compensation of Directors. Unless approved by the Board, the Directors shall not be entitled to compensation for serving on the Board. Directors may be paid their reasonable out-of-pocket expenses, if any, of attendance at each meeting of the Board. Nothing contained in this Agreement shall be construed to preclude a Director from serving the Company in any other capacity and receiving compensation from the Company for such service.

(h) Chairman of the Board. The Founder Member shall be entitled to appoint any one of the Directors to be the chairman of the Board. The chairman, in his or her capacity as the chairman of the Board, shall not have any of the rights or powers of an Executive Officer or any special voting rights except to the extent set forth in Section 5.1(f)(iii). The initial chairman shall be Kevin Williams.

5.2 Management Authority. The Board shall have the authority on behalf of the Company to make all decisions with respect to the Company's business without the approval of the Members, including without limitation:

(a) authorize, execute and engage in contracts, transactions, investments and dealings on behalf of the Company, including contracts, transactions, investments and dealings with any Member including the sale or exchange of all or any assets of the Company;

(b) determine and make distributions, in cash or otherwise, in respect of Units, in accordance with the provisions of this Agreement and the Act;

(c) execute and deliver, for and on behalf of the Company, promissory notes, evidences of indebtedness, agreements, assignments, deeds, leases, loan agreements, mortgages and other security instruments, in each case as the Board deems necessary or appropriate for the objects and purposes of the Company;

(d) to grant, issue and/or sell additional Units in the Company;

(e) incur debt from a third party lender;

(f) establish a record date with respect to all actions to be taken hereunder that require a record date to be established;

(g) establish or set aside any reserve or reserves for contingencies and for any other proper Company purpose;

(h) redeem, repurchase or exchange, on behalf of the Company, Units that may be so redeemed, repurchased or exchanged pursuant to the terms of this Agreement;

(i) incur and pay all expenses and obligations incident to the operation and management of the Company, including, without limitation, the services referred to in the preceding paragraph, taxes, interest, travel, rent, insurance, supplies, and salaries and wages of the Company's employees and agents, including compensation to service providers who are also Members, provided, however, that any adjustment in the compensation of Members must be justified based on the relative contribution of each Member on behalf of the Company and the financial strength or success of the operations of the Company;

(j) delegate to any Person or committees of Persons any right, power, authority and/or duty of the Members;

(k) execute all other documents or instruments, perform all duties and powers and do all things for and on behalf of the Company in all matters necessary or desirable or incidental to the foregoing.

The express grant of any power or authority in this Agreement to the Board shall not in any way limit or exclude any other power or authority of the Board that is not specifically or expressly set forth in this Agreement. In connection with the implementation, consummation or administration of any matter within the scope of the Board's authority, each Director, acting on behalf of the Board, is authorized, without the approval of the Members, to execute and deliver on behalf of the Company contracts, instruments, conveyances, checks, drafts and other documents of any kind or character to the extent the Board deems it necessary or desirable. The Board may delegate to officers, employees, agents or representatives any or all of the foregoing powers by authorization identifying specifically or generally the powers delegated or acts authorized.

5.3 **Reliance by Third Parties**. No third party dealing with the Company shall be required to ascertain whether the Board or any Company officer is acting in accordance with the provisions of this Agreement. All third parties may rely on a document executed by any Director or by any Company officer as binding on the Company. The foregoing provisions shall not apply to third parties who are Affiliates or Related Parties of any such Person executing any such document. If any Director or any officer acts without authority, it shall be liable to the Members for any damages arising out of its unauthorized actions.

5.4 **Liability Insurance**. The Company shall maintain directors' and officers' liability insurance coverage on terms and conditions and in such amounts as are customary for a company of similar size and in a similar industry as the Company (with such terms, coverage amounts, conditions and provider(s) being reasonably acceptable to the Board). The Company shall enter into customary indemnification agreements with their respective directors and officers promptly following the appointment of such individuals as directors and officers. Upon its termination, the Company will purchase D&O insurance tail coverage.

5.5 **Exculpation**.

(a) To the fullest extent permitted by Law (including Section 18-1101(c) and (e) of the Act):

(i) no (A) Member, solely in its capacity as a Member or (B) any Director, shall owe any duty (including fiduciary duties) to the Company, any of the Members or any other Person that is a party to or is otherwise bound by this Agreement, in connection with any act or failure to act, whether hereunder, thereunder or otherwise; *provided, however*, that this clause (i) shall not eliminate the implied contractual covenant of good faith and fair dealing, and

(ii) no (A) Member, solely in its capacity as a Member or (B) any Director, shall have any personal liability to the Company, any of the Members, or any other Person that is a party to or is otherwise bound by this Agreement for monetary damages in connection with any act or failure to act, or breach, whether hereunder, thereunder or otherwise; *provided, however*, that this clause (ii) shall not limit or eliminate liability for (y) any act or omission that constitutes fraud or a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (z) any intentional breach of this Agreement.

(b) If any provision of Section 5.5(a) is held to be invalid, illegal or unenforceable (subject to Section 5.5(d)), the duties and personal liability of (i) each Member, solely in its capacity as a

Member or (ii) a Director, to the Company, any of the Members or any other Person that is a party to or is otherwise bound by this Agreement shall be eliminated to the greatest extent permitted under the Act and in any case limited to their respective Sharing Ratios.

(c) Other than with respect to each Member to the extent to which Section 5.5(a) is applicable (unless Section 5.5(a) and Section 5.5(b) are held to be invalid, illegal or unenforceable, in which case this Section 5.5(c) shall apply to each Member, solely in its capacity as (i) a Member or (ii) a Director), subject to Law and Section 5.5(d), no Indemnified Party in its capacity as a Member of the Company shall be liable, in damages or otherwise, to the Company, the Members or any of their respective Affiliates for any act or omission performed or omitted by it (including any act or omission performed or omitted by it in reliance upon and in accordance with the opinion or advice of experts, including of legal counsel as to matters of law, of accountants as to matters of accounting, or of investment bankers or appraisers as to matters of valuation), except for any act or omission with respect to which a court of competent jurisdiction has issued a final, nonappealable judgment that such Indemnified Party was grossly negligent, engaged in willful misconduct or intentionally breached this Agreement.

(d) Notwithstanding anything else to the contrary in this Section 5.5, all Executive Officers of the Company shall continue to have fiduciary duties to the Company, the Members and the Board when acting in their capacity as an Executive Officer, and such fiduciary duties shall be those of an officer of a Colorado corporation. For the avoidance of doubt, however, a Person who is an Executive Officer and a Director, shall not in any event, when acting in his/her capacity as a Director (i) owe any duty (including fiduciary duties) to the Company, any of the Members or any other Person that is a party to or is otherwise bound by this Agreement, in connection with any act or failure to act, whether hereunder, thereunder or otherwise, *provided, however*, that this clause (i) shall not eliminate the implied contractual covenant of good faith and fair dealing, or (ii) have any personal liability to the Company, any of the Members, or any other Person that is a party to or is otherwise bound by this Agreement for monetary damages in connection with any act or failure to act, or breach, whether hereunder, thereunder or otherwise, *provided, however*, this clause (ii) shall not limit or eliminate liability for (A) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (B) any intentional breach of this Agreement.

5.6 Indemnification.

(a) To the fullest extent permitted by Law, the Company shall and does hereby agree to indemnify and hold harmless against any liabilities and pay all judgments and claims against each Member, the Tax Matters Person, each Director and each Executive Officer (the "Indemnified Parties", each of which shall be a third party beneficiary of this Agreement solely for purposes of this Section 5.6), from and against any loss or damage incurred by them or by the Company for any act or omission taken or suffered by the Indemnified Parties (including any act or omission taken or suffered by any of them in reliance upon and in accordance with the opinion or advice of experts, including of legal counsel as to matters of law, of accountants as to matters of accounting, or of investment bankers or appraisers as to matters of valuation) by reason of the fact that he or she is or was a Member, Tax Matters Person, Director or Executive Officer of the Company or a Subsidiary, while serving as a Member, Tax Matters Person, Director or Executive Officer, is or was serving at the request of the Company as a director, officer, manager, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, including costs and reasonable attorneys' fees and any amount expended in the settlement of any claims or loss or damage, except with respect to any act or omission with respect to which a court of competent jurisdiction has issued a final, nonappealable judgment that such Indemnified Party took any action in intentional breach of this Agreement, engaged in fraud or took any action or failed to take any action in bad faith in violation of the implied contractual covenant of good faith and fair dealing.

(b) The satisfaction of any indemnification obligation pursuant to Section 5.6(a) shall be from and limited to Company assets (including insurance and any agreements pursuant to which the Company, its Members, Directors, Executive Officers or employees are entitled to indemnification) and no Member, in such capacity, shall be subject to personal liability.

(c) Expenses reasonably incurred by an Indemnified Party in defense or settlement of any claim that may be subject to a right of indemnification hereunder shall be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount to the extent that it shall be determined upon final adjudication after all possible appeals have been exhausted that such Indemnified Party is not entitled to be indemnified hereunder.

(d) The Company may purchase and maintain insurance on behalf of one or more Indemnified Parties and other Persons against any liability which may be asserted against, or expense which may be incurred by, any such Person in connection with the Company's activities, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) Any rights to indemnification under this Section 5.6 shall be in addition to any rights that any of the Indemnified Parties may have at common law or otherwise and shall remain in full force and effect. Each of the parties hereto hereby acknowledges that certain Indemnified Parties have certain rights to indemnification, advancement of expenses and/or insurance provided by the Founder Member and its Affiliates (excluding the Company and its subsidiaries, collectively, the "Fund Indemnitors") and hereby agrees that (i) the Company is the indemnitor of first resort (it being understood, for the avoidance of doubt, that the obligations of the Company hereunder to the Indemnified Parties are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification (including through director and officer insurance policies) for the same expenses or liabilities incurred by the Indemnified Parties are secondary), (ii) subject to the limitations set forth in this Agreement, the Company shall be required to advance the full amount of expenses incurred by such Indemnified Parties and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and such Indemnified Parties), without regard to any rights such Indemnified Parties may have against the Fund Indemnitors and (iii) the Company irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of any Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against such party. The Company and the Indemnified Parties agree that the Fund Indemnitors are express third party beneficiaries of the terms of this Section 5.6(e).

(f) The provisions of this Section 5.6 shall be a contract between the Company, on the one hand, and each Indemnified Party who served in such capacity at any time while this Section 5.6 is in effect, on the other hand, pursuant to which the Company and each such Indemnified Party intend to be legally bound. No amendment, modification or repeal of this Section 5.6 that adversely affects the rights of a Indemnified Party to indemnification for losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Indemnified Party's entitlement to indemnification for such losses without the Indemnified Party's prior written consent.

5.7 Executive Officers.

(a) The Board may, from time to time, designate one or more individuals to serve as Executive Officers of the Company. Any Executive Officers designated pursuant to this Section 5.7 shall have such titles and authority and perform such duties as the Board may, from time to time, delegate to them. Each Executive Officer shall hold office until his or her successor is duly designated, until his or her death or until he or she resigns or is removed in accordance with Section 5.7(b). Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the Executive Officers of the Company shall be fixed from time to time by the Board. The initial Executive Officers of the Company are set forth on Schedule 5.7.

(b) Any Executive Officer may resign at any time by giving written notice thereof to the Board. An Executive Officer may be removed, either with or without cause, by the Board; *provided, however*, that such removal shall be subject to the terms and conditions of any written agreement between such Executive Officer and the Company, if any, and without prejudice to any such contract rights contained therein. Designation of an Executive Officer to serve the Company shall not, by itself, create contract rights.

5.8 Affiliate Transactions. In addition to those transactions, agreements, contracts and undertakings specifically set forth in this Agreement, the Board may cause the Company to enter into transactions, agreements, contracts and undertakings with any Director, any Member, or any of their respective Affiliates or Related Parties, so long as such transactions, agreements, contracts or undertakings (including any amendments, modifications or renewals thereof) have been approved by the Board, provided that such transactions with such Persons and entities are on terms no less favorable to the Company than are generally available to unrelated third parties in comparable arms-length transactions.

5.9 Committees.

(a) Creation of Committees. The Board may, from time to time, create such committees as may be permitted by Law. Such committees appointed by the Board shall consist of one or more members of the Board. Each committee so created shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees.

(b) Term. The Board may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death, voluntary resignation or removal from the committee or from the Board. The Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee.

(c) Meetings. Unless the Board shall otherwise provide, regular meetings of any committee created in accordance with this Section 5.9 shall be held at such times and places as are determined by the Board, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by the Board or by any Director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board under Section 5.1(f) of the time and place of special meetings of the Board. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any Director by attendance thereat, except when the Director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of

any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board in the resolutions authorizing the creation of the committee, a quorum shall exist only if all members appointed to such committee are present, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

ARTICLE VI. MEMBERS

6.1 **Limited Liability**. The liability of each Member shall be limited as provided by the Act. Except as permitted under this Agreement, a Member shall take no part in the control, management, direction or operation of the affairs of the Company, and shall have no power to bind the Company in their capacity as Members.

6.2 **Meetings; Written Consent**. Meetings of the Members shall not be required for any purpose. Any action required or permitted to be taken by Members may be taken without a meeting if the action is evidenced by a written consent describing the action taken and is signed by the requisite number of Members necessary to approve the action to be taken. Action taken under this Section 6.2 shall be effective when the required number of Members have signed the consent, unless the consent specifies a different effective date, provided that any such written consent shall be transmitted to each Member simultaneously for their execution. Any decisions to be made by the Members must be approved by the affirmative vote of a majority of the Class A Units outstanding.

6.3 **No Member Fees**. Except as otherwise provided in this Agreement, no Member shall be entitled to compensation for attendance at Member meetings or for time spent in its or his capacity as a Member.

6.4 **No State Law Partnership**. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member or Director be a partner or joint venturer of any other Member or Director, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise. Except as otherwise required by the Act, other Law and this Agreement, no Member shall have any fiduciary duty to any other Member.

6.5 **Tax Matters Person**. The Founder Member (or such other Person as the Founder Member may designate from time to time) is hereby designated as the "partnership representative" (within the meaning of Code § 6223 as revised pursuant to the Bipartisan Budget Act of 2015) of the Company (in either case, the "Tax Matters Person"). The Founder Member shall appoint a "designated individual" for each taxable year (as described in Treasury Regulations Section 301.6223(ii)) to act on its behalf. Each Member by the execution of this Agreement consents to such designation of the Tax Matters Person and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or advisable to evidence such consent. The Company shall indemnify and reimburse the Tax Matters Person for all expenses, including legal and accounting fees, claims, liabilities, losses and damages, incurred in connection with the exercise of the duties of the Tax Matters Person. Notwithstanding anything to the contrary in this Agreement, the Tax Matters Person may, without consulting with any Member or other Person, (w) extend the period of limitations for any tax year for federal, state, local or foreign income tax purposes, (x) enter into any settlement agreement that is binding upon the Members with respect to the determination of Company items of income, gain, loss, or deduction at the Company level, (y) file a petition under Code § 6226(a) (as in effect immediately before the enactment of the Bipartisan Budget Act of 2015) for the readjustment of those Company items, or (z) appeal any judicial decision with respect to any Company item. Except as specifically provided herein, the Tax Matters Person shall, in its sole discretion, determine whether to make or revoke any available election pursuant to the Code and may take an action permitted to be made by the Tax Matters Person under the Code.

6.6 **Registration Rights**. Each Member shall receive customary demand and piggy-back registration rights on an equal basis if the Company is converted to a corporation or takes similar action (e.g., contribution of assets in a tax-free reorganization) in preparation for an initial public offering.

ARTICLE VII. DISTRIBUTIONS TO THE MEMBERS

7.1 **Non-Liquidating Distributions**. At any time prior to a Liquidation Event and subject to Board approval and Laws, the Board may cause the Company to make distributions of Available Cash in such aggregate amounts as the Board shall determine, which distributions shall be made to the Class A Members and Class M Members who hold Vested Class M Units, *pari passu*, in accordance with their respective Sharing Ratios; *provided, however*, that a Class M Member shall only be entitled to a distribution with respect to each of its Vested Class M Units to the extent that the amount of Available Cash being distributed pursuant to this Section 7.1 exceeds the following amount: (i) the Participation Threshold applicable to such Vested Class M Unit, reduced (but not below zero) by (ii) the aggregate amount of distributions made by the Company to the Members from and after the grant date of such Vested Class M Unit. The Board shall determine, in its sole discretion, the calculation of the distribution to Members pursuant to the foregoing sentence in a manner that reflects the treatment of the Class M Units as "profits interests" consistent with Section 2.9(a).

7.2 **Liquidating Distributions**. Subject to Section 10.2(b), all distributions made in connection with the sale or exchange of all or substantially all of the Company's assets and all distributions made in connection with the liquidation of the Company (each, a "Liquidation Event") after payment of all debts and liabilities of the Company including all expenses of the Company in accordance with Section 12.3(b) and all reasonable sale-related expenses of the Members shall be made to the Members as follows:

(a) First, in the event that any Class M Units become Vested Class M Units as a result of a Change in Control (as defined in the applicable Grant Agreement) and such Class M Units would have received distributions pursuant to Section 7.1 had they been Vested Class M Units upon grant, a distribution shall be made to the Class M Members holding such Class M Units in an amount that would have been distributed in respect of such Class M Units pursuant to Section 7.1 from the date of their grant through the date of the Change in Control; and

(b) Thereafter, in accordance with Section 7.1.

7.3 **Distributions in Kind**. During the existence of the Company, no Member shall be entitled or required to receive as distributions from the Company any Company asset other than money. In-kind distributions of assets in connection with the dissolution and winding up of the Company shall be governed by Article XII.

ARTICLE VIII. ALLOCATION OF PROFITS AND LOSSES

8.1 **In General**.

(a) This Article VIII provides for the allocation among the Members of Profit and Loss for purposes of crediting and debiting the Capital Accounts of the Members. Article IX provides for the allocation among the Members of taxable income and tax losses.

(b) Except as provided in Section 8.2, all Profits and Losses and, to the extent necessary, individual items of income, gain, loss or deduction, of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Sections 8.2

and 8.3 or elsewhere in this Agreement, the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 7.1 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 7.1 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Board may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement taking into account such facts and circumstances as the Board deems reasonably necessary for this purpose.

8.2 Regulatory Allocations and Other Allocation Rules. Notwithstanding Sections 8.1 and 8.3:

(a) Loss Limitation. The Losses allocated pursuant to Section 8.1 shall not exceed the maximum amount of Losses that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 8.1, the limitation set forth in this Section 8.2(a) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treasury Regulations § 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitations set forth in this Section 8.2(a) shall be allocated to the Members in proportion to their Sharing Ratios. This Section 8.2(a) shall be interpreted consistently with the loss limitation provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(d).

(b) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations § 1.704-2(f), if there is a net decrease in partnership minimum gain (as defined in Treasury Regulations §§ 1.704-2(b)(2) and 1.704-2(d)(1)) during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§ 1.704-2(f) and 1.704-2(j)(2). This Section 8.2(b) shall be interpreted consistently with the "minimum gain" provisions of Treasury Regulations § 1.704-2 related to nonrecourse liabilities (as defined in Treasury Regulations § 1.704-2(b)(3)).

(c) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation § 1.704-2(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain (as defined in Treasury Regulations §§ 1.704-2(i)(2) and 1.704-2(i)(3)) attributable to partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such Member's partner nonrecourse debt, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§ 1.704-2(i)(4) and 1.704-2(j)(2). This Section 8.2(c) shall be interpreted consistently with the "minimum gain" provisions of Treasury Regulations § 1.704-2 related to partner nonrecourse liabilities (as defined in Treasury Regulations § 1.704-2(b)(4)).

(d) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit, if any, of such Member as quickly as possible.

This Section 8.2(d) shall be interpreted consistently with the "qualified income offset" provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(d).

(e) Nonrecourse Deductions. Any non-recourse deduction (as defined in Treasury Regulations § 1.704-2(b)(1)) for any fiscal year shall be allocated to the Members in proportion to their respective Sharing Ratios.

(f) Member Nonrecourse Deductions. Any partner nonrecourse deductions (as defined in Treasury Regulations §§ 1.704-2(i)(1) and 1.704-2(i)(2)) for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) to which such Member nonrecourse deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset is required pursuant to Code section 732(d), Code section 734(b) or Code section 743(b), the Capital Accounts of the Members shall be adjusted pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m).

(h) Curative Allocations. The allocations under Sections 8.2(a) through 8.2(g) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Article VIII. Therefore, notwithstanding any other provision this Article VIII (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 8.1. In exercising its discretion under this Section 8.2(h), the Board shall take into account future Regulatory Allocations under Sections 8.2(a) through 8.2(g) that are likely to offset other Regulatory Allocations previously made.

8.3 Other Allocation Rules.

(a) Profits, Losses, and any other items allocable to any period shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code section 706 and the Regulations thereunder.

(b) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations § 1.752 3(a)(3), the Members' interests in Profits shall be their Sharing Ratios.

(c) To the extent permitted by Treasury Regulations § 1.704-2(h)(3), the Company shall treat distributions of Available Cash as having been made from the proceeds of a nonrecourse liability (as defined in Treasury Regulations § 1.704-2(b)(3)) or a partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) only to the extent that such distributions would not cause or increase an Adjusted Capital Account Deficit for any Member.

(d) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. Section 8.1(b) may be amended at any time by the Board if necessary, in the opinion of tax counsel to the Company, to comply

with such regulations, so long as any such amendment does not materially change the relative economic interests of the Members.

8.4 Intent of Allocations. The parties intend that the foregoing tax allocation provisions of this Article VIII shall produce final Capital Account balances of the Members that will permit liquidating distributions that are made in accordance with Section 7.2 to be made (after unpaid loans and interest thereon, including those owed to Members have been paid) in accordance with final Capital Account balances. To the extent that the tax allocation provisions of this Article VIII would fail to produce such final Capital Account balances, (i) such provisions shall be amended by the Board if and to the extent necessary to produce such result and (ii) taxable income and taxable loss of the Company for prior open years (or items of gross income and deduction of the Company for such years) shall be reallocated by the Board among the Members to the extent it is not possible to achieve such result with allocations of items of income (including gross income) and deduction for the current year and future years, as approved by the Board. This Section 8.4 shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other taxing authority. The Board shall have the power to amend this Agreement without the consent of the other Members, as it reasonably considers advisable, to make the allocations and adjustments described in this Section 8.4.

ARTICLE IX. ALLOCATION OF TAXABLE INCOME AND TAX LOSSES

9.1 Allocation of Taxable Income and Tax Losses. Except as provided in Sections 9.2 and 9.3, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated for book purposes under Article VIII.

9.2 Allocation of Section 704(c) Items. The Members recognize that with respect to property contributed to the Company by a Member and with respect to property revalued in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(f) (referred to as "Adjusted Properties"), there will be a difference between the agreed values or Carrying Values, as the case may be, of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, depletion, amortization and gain or loss with respect to such contributed properties and Adjusted Properties shall be allocated among the Members to take into account the book tax disparities with respect to such properties in accordance with the provisions of sections 704(b) and 704(c) of the Code, utilizing the Code § 704(c) allocation method selected by the Tax Matters Person. Any gain or loss attributable to a contributed property or an Adjusted Property (exclusive of gain or loss allocated to eliminate such book tax disparities under the immediately preceding sentence) shall be allocated in the same manner as such gain or loss would be allocated for book purposes under Article VIII.

9.3 Integration with Section 754 Election. All items of income, gain, loss, deduction and credits recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof and all basis allocations to the Members shall be determined without regard to any election under section 754 of the Code that may be made by the Company; *provided, however*, such allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by sections 734 and 743 of the Code.

9.4 Allocation of Tax Credits. The tax credits, if any, with respect to the Company's property or operations shall be allocated among the Members in accordance with Treasury Regulations § 1.704-1(b)(4)(ii).

ARTICLE X. ACCOUNTING AND REPORTING

10.1 Books. The Board shall cause the Company to maintain complete and accurate books of account of the Company's affairs at the principal office of the Company or such other location as determined by the Board. The Company's books shall be kept on an accrual basis method of accounting. Subject to the requirements of Law, the fiscal year of the Company shall end on December 31 of each year.

10.2 Capital Accounts.

(a) The Board shall cause the Company to maintain a separate capital account for each Member and such other Member accounts as may be necessary or desirable to comply with the requirements of Law ("Capital Accounts"). Each Member's Capital Account shall be maintained in accordance with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv).

(b) Consistent with and as permitted in the provisions of Treasury Regulations § 1.704-1(b)(2)(iv)(f), the Capital Accounts of all Members and the Carrying Values of all Company properties may be adjusted upwards or downwards to reflect any unrealized gain or unrealized loss with respect to such Company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of such property for the amount of its Fair Market Value immediately prior to the event giving rise to revaluation under this Section 10.2(b), and had been allocated among the Members pursuant to Article VIII). In determining such unrealized gain or unrealized loss, the Fair Market Value of Company properties as of the date of determination shall be determined by the Board.

(c) A transferee of a Company interest shall succeed to the Capital Account attributable to the Company interest Transferred.

10.3 Transfers During Year. In order to avoid an interim closing of the Company's books, the allocation of Profits and Losses under Article VIII between a Member who Transfers part or all of its interest in the Company during the Company's accounting year and his transferee, or to a Member whose Sharing Ratio varies during the course of the Company's accounting year, may be determined pursuant to any method chosen by the Board; *provided, however*, that any Profit or Loss attributable to extraordinary items related to the sale of Company property shall be allocated to the owner of the interest in the Company at the time the Profit or Loss attributable to the extraordinary item was realized.

10.4 Reports. The Board shall cause the Company to deliver to the Members the following financial statements and reports at the times indicated below:

(a) Within 120 days after the end of each fiscal year of the Company, a copy of the Company's audited financial statements for the preceding year; and

(b) The Board shall cause the Company to provide to the Members such other reports, audits and financial statements as the Board shall determine.

10.5 Section 754 Election. If requested by a Member, the Company shall make the election provided for under section 754 of the Code. Any cost incurred by the Company in implementing such election at the request of any Member shall be promptly reimbursed to the Company by the requesting Member.

10.6 Inspection of Documents. Each Member shall have the right to inspect, review, make copies of, and audit all agreements, documents, records and reports relating to the business of the Company, and all other items prepared by or obtained by the Board in connection with the performance of its duties

hereunder, in each case at such Member's expense during reasonable business hours and with at least 5 Business Days prior written notice to the Company. Notwithstanding the foregoing, the Members acknowledge and agree that the identity of the Class M Members and number of Class M Units held by each of the Class M Members is highly confidential, and accordingly, (i) the identity of the Class M Members and number of Class M Units held by each of the Class M Members shall not be information a Member shall have the right to obtain from the Company or the Board, (ii) that there is not, nor will be at any time, a proper purpose to request to obtain or otherwise access such information from the books and records of the Company, and (iii) withholding such information from the Members is in the best interests of the Company. For the avoidance of doubt, each Class M Member shall have the right to obtain the number of Class M Units held by such individual from the Company upon written request.

ARTICLE XI. TRANSFER OF MEMBER'S INTEREST

11.1 Restrictions on Transfers and Liens. No Member shall Transfer or create a Lien on all or any portion of its Units except as permitted by this Article XI. Any attempted Transfer of, or creation of a Lien on, any portion of Units not in accordance with the terms of this Article XI shall be null and void and of no legal effect.

11.2 Permitted Transfers and Liens. Any Transfers permitted under this Section 11.2 shall be subject to the other provisions of this Article XI. The following Transfers shall be permitted:

(a) A Member may Transfer all or any portion of its Units (i) with the prior written consent of the Board, or (ii) pursuant to Section 11.3, Section 11.4 or Section 11.6;

(b) The Founder Member may, without the consent of the Board or any Member, Transfer all or a portion of its Units to a third party after complying with Section 11.3 and subject to the provisions thereof; and

(c) A Member may Transfer all or any portion of its Units (i) in the case of any Member that is a natural Person, pursuant to applicable laws of descent and distribution or to a member of such individual's Family, which shall include trusts formed exclusively for estate planning purposes for the benefit of one or more of the foregoing, and (ii) in the case of a Member or its members that is not a natural Person, to an Affiliate of that Member or to any director or employee of that Member or its members or a director or employee of an Affiliate of that Member.

11.3 Sale Participation Rights. If the Founder Member proposes to Transfer its Class A Units to a third party, the Founder Member shall give written notice (the "Founder Tag Notice") to the other Class A Members specifying the Units to be Transferred, the proposed purchase price and all of the other proposed material terms and conditions of the proposed Transfer, and each respective Class A Member may elect to exercise its tag-along right and participate on a pro rata basis in the proposed Transfer by the Founder Member as set forth in this Section 11.3 and otherwise on the same terms and conditions as the Founder Member. For the avoidance of doubt, the foregoing right shall not be exercisable in the event of a Transfer permitted pursuant to Section 11.2. Each other Class A Member may elect to participate with respect to any Class A Unit held by such Class A Member by delivering to the Founder Member a written notice of such election within the 10 Business Day period following delivery of the Founder Tag Notice (the "Tag Election Period"). The Founder Member shall allocate the Class A Units included in the proposed sale among the Class A Units of the Founder Member and the Class A Member(s) so electing, pro rata in proportion to the number of Class A Units owned, with such sale otherwise on the terms set forth in the Founder Tag Notice. Any such sale shall be consummated within 60 days following the expiration of the Tag Election Period. The Founder Member shall keep the other Class A Member(s) so electing advised regarding the timing of any such sale. The Founder Member shall not be required to accept any terms,

conditions, agreements or undertakings in connection with any such sale other than those described in the Founder Tag Notice; *provided, however*, that, notwithstanding anything to the contrary in the Founder Tag Notice, any and all proceeds from such sale shall be allocated among the participating Class A Members in a manner consistent with Section 7.1 to the extent of the Class A Units sold.

11.4 Forced Sale Right. If the Board approves the sale or other disposition of all of the Units of the Company (including by way of merger, but excluding a sale of all of the Units of the Company as a result of the Founder Member's exercise of its rights under Section 11.3) and thereafter any Member elects not to Transfer its Units in connection with such sale or other disposition, then a Dragging Member may deliver a written notice (a "Drag-Along Notice") to the Dragged Member(s) setting forth the Units to be Transferred, the proposed purchase price for such Units and the other material terms of the Transfer to the Proposed Purchaser, and attaching a copy of any agreements or written offers from the Proposed Purchaser setting forth the terms of such sale or other disposition. After the receipt of a Drag-Along Notice, the Dragged Member(s) shall be obligated to Transfer its Units described in the Drag-Along Notice, to the Proposed Purchaser upon the terms and conditions set forth in the Drag-Along Notice; *provided, however*, that (a) the terms and conditions set forth in the Drag-Along Notice shall apply to the Units to be Transferred by the Dragging Member, (b) the purchase price for all Units sold to the Proposed Purchaser shall be allocated among all of the Members selling their Units pro rata in accordance with the distribution provisions set forth in Section 7.1, (c) the closing of the sale or other disposition shall occur within 180 days after the delivery of the Drag-Along Notice and (d) the Dragging Member shall use commercially reasonable efforts to ensure that (1) any indemnification obligation of any Dragged Member in connection with the sale shall be several and not joint and shall be limited to the lesser of (A) gross proceeds received by that Dragged Member in the sale, and (B) the same percentage of the gross proceeds received by that Dragged Member in the sale as the percentage of the gross proceeds of the Dragged Member that will be subject to indemnification claims, and will be subject to the same caps, baskets, deductibles, exclusions, reductions, adjustments and other limitations on liability applicable to the Founder Member; (2) such Dragged Member shall enter into a customary confidentiality agreement in the same form entered into by the Founder Member; and (3) such Dragged Member shall be obligated only to the same representations and warranties in connections with the sale that are provided by the Founder Member.

11.5 Termination of Sale Participation and Forced Sale Rights. The provisions of Sections 11.3 and 11.4 shall not apply to the redemption of Units by the Company.

11.6 Call Right.

(a) The Members acknowledge and agree that certain of the Ravel Executives may also be Class A Members of the Company and certain of the Ravel Executives are indirect equity holders of the Company as a result of their equity ownership of an Executive Holding Company, and, as a result, such Ravel Executives are the economic beneficiaries of such Executive Holding Company's ownership interest in the Company.

(b) Upon a Triggering Event, the Company shall have the right (the "Call Right") to repurchase from the Ravel Executive or an Executive Holding Company (or their Permitted Transferees), as applicable, all of the Class A Units owned by the Ravel Executive (or its Permitted Transferee) or the pro rata number of Class A Units that the Ravel Executive indirectly owns in the Company through an Executive Holding Company (or its Permitted Transferee) (the "Call Units") for an amount equal to the Redemption Price. The Company shall have a period of 90 days following the Triggering Event (the "Call Right Period") to exercise the Call Right by delivering written notice (the "Call Notice") to the Ravel Executive or an Executive Holding Company, as applicable, setting forth the Company's irrevocable election to exercise the Call Right. Within 30 days of receipt of the Call Notice, the Company shall, except to the extent prohibited by the Act, repurchase the Call Units by delivery to the Ravel Executive or an

Executive Holding Company, as applicable, of a promissory note (the "Redemption Note") in the original principal amount of the Redemption Price, payable in twelve equal quarterly installments beginning on the last day of the calendar quarter (or, if such day is not a business day, on the following business day) following receipt of the Call Notice and accruing interest at the Prime Rate. Upon delivery of such Redemption Note, all rights of the Ravel Executive or an Executive Holding Company, as applicable, with respect to the Call Units, other than the right to receive the Redemption Price, shall cease without further notice or action on the part of the Company. Notwithstanding anything herein to the contrary, if the Company fails to deliver a Call Notice during the Call Right Period, the Company shall have forfeited the Call Right. In the event Employment Agreements have been terminated pursuant to a Triggering Event and the Company has exercised its Call Right with respect to all of an Ravel Executive's or an Executive Holding Company's Class A Units, then an Ravel Executive or an Executive Holding Company, as applicable, shall no longer be deemed a Member of the Company and shall have no further obligations under this Agreement; *provided, however*, that such Ravel Executive or an Executive Holding Company shall not be released, either in whole or in part, from any liability to the Company pursuant to this Agreement or otherwise which has accrued through the date of such redemption.

(c) The "Redemption Price" under this Section 11.6 shall be:

(i) In the event the Triggering Event is due to fraud committed by the Ravel Executive, equal to the lesser of (A) the Fair Market Value of the Call Units as of the date of the delivery of the Call Notice, or (B) the Capital Contributions made or deemed to be made by the Ravel Executive with respect to the Call Units; and

(ii) In all other cases, equal to the Fair Market Value of the Call Units as of the date of the delivery of the Call Notice.

(d) In the event of an exercise of a Call Right pursuant to this Section 11.6, promptly upon the delivery of the Redemption Note referred to in Section 11.6(a) by the Company (but, in any case, within three Business Days of such delivery), an Executive Holding Company and the Ravel Executives who are equity holders in such Executive Holding Company covenant and agree that such Executive Holding Company shall redeem all of the equity interests of such Executive Holding Company owned by the terminated Ravel Executive in exchange for the assignment of the Redemption Note from the Executive Holding Company to the Ravel Executive (which shall be permitted in accordance with the terms of the Redemption Note), such that the Ravel Executive shall not thereafter own, directly or indirectly, any Equity Securities of the Company (other than the Redemption Note evidencing the Redemption Price). An Executive Holding Company and the applicable Ravel Executives shall provide such documentation as may be reasonably requested by the Company in order to verify compliance with this Section 11.6(d).

(e) The Members acknowledge and agree that there are additional call rights of the Company set forth in the Subscription Agreements, and such call rights are binding and valid on the Members and the Company.

11.7 Substitution of a Member.

(a) No transferee (by conveyance, foreclosure, operation of law or otherwise) of all or any portion of Units shall become a substituted Member without the consent of the Board, which consent may be withheld in the sole discretion of the Board. A transferee of Units who receives the requisite consent to become a Member shall succeed to all of the rights and interest of its transferor in the Company, subject only to the requirements of Section 11.7(c). A transferee of a Member who does not receive the requisite consent to become a Member shall not have any right to vote, shall be entitled only to the distributions to which its transferor otherwise would have been entitled and shall have no other right to participate in the

management of the business and affairs of the Company or to become a Member. Notwithstanding the general nature of the first sentence of this Section 11.7(a), any transferee that receives any Units in a Transfer that is permitted under Section 11.2 shall automatically, with no further action necessary by the Board or any Member, succeed to all of the rights and interest of its transferor in the Company, subject only to the requirements of Section 11.7(c).

(b) If a Member shall be dissolved, merged or consolidated, its successor in interest shall have the same obligations and rights to profits or other compensation that such Member would have had if it had not been dissolved, merged or consolidated, except that the representative or successor shall not become a substituted Member without the consent of the Board, which consent may be withheld in the sole discretion of the Board. Such a successor in interest who receives the requisite consent to become a Member shall succeed to all of the rights and interests of its predecessor. A successor in interest who does not receive the requisite consent to become a Member shall not have any right to vote, shall be entitled only to the distributions to which its predecessor otherwise would have been entitled and shall have no right to participate in the management of the business and affairs of the Company or to become a Member.

(c) No Transfer of any interest in the Company otherwise permitted under this Agreement shall be effective for any purpose whatsoever until the transferee shall have assumed the transferor's obligations to the extent of the interest Transferred, and shall have agreed to be bound by all the terms and conditions hereof, by written instrument, duly acknowledged, in form and substance satisfactory to the Board. Without limiting the foregoing, any transferee that has not become a substituted Member shall nonetheless be bound by the provisions of this Article XI with respect to any subsequent Transfer. Upon admission of the transferee as a substituted Member, the transferor shall have no further obligations under this Agreement with respect to that portion of its interest Transferred to the transferee; *provided, however*, that no Member or former Member shall be released, either in whole or in part, from any liability of such Member to the Company pursuant to this Agreement or otherwise which has accrued through the date of such Transfer (whether as the result of a voluntary or involuntary Transfer) of all or part of such Member's interest in the Company unless the Board agrees to any such release.

11.8 Conditions to Substitution. As conditions to its admission as a Member, (a) any assignee, transferee or successor of a Member shall execute and deliver such instruments, in form and substance satisfactory to the Board, as the Board shall deem necessary, and (b) such assignee, transferee or successor shall pay all reasonable expenses in connection with its admission as a substituted Member.

11.9 Admission as a Member. No Person shall be admitted to the Company as a Member unless (a) such Person has received Units in accordance with Section 11.2, (b) the Units or part thereof acquired by such Person have been registered under the Securities Act, and any applicable state securities Laws, or (c) the Board has received a favorable opinion of the transferor's legal counsel or of other legal counsel acceptable to the Board to the effect that the Transfer of the Units to such Person is exempt from registration under those Laws. The Board, however, may waive the requirements of this Section 11.9.

ARTICLE XII. RESIGNATION, DISSOLUTION AND TERMINATION

12.1 Resignation. No Member shall have any right to voluntarily resign from the Company. Notwithstanding the foregoing, a Member shall be deemed to resign from the Company upon the Bankruptcy of such Member. When a transferee of all or any portion of Units becomes a substituted Member pursuant to Section 11.6, the transferring Member shall cease to be a Member with respect to the portion of the Units so Transferred.

12.2 Dissolution. The Company shall be dissolved upon the occurrence of any of the following:

(a) The consent of the Board and the Founder Member; or

(b) The sale of all or substantially all of the assets of the Company.

12.3 Liquidation. Upon dissolution of the Company, the Board shall appoint in writing one or more liquidators (who may be Members or Directors) who shall have full authority to wind up the affairs of the Company and to make a final distribution as provided herein. The liquidator shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidator are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by the Company's independent accountants of the Company's assets, liabilities and operations through the last day of the month in which the dissolution occurs or the final liquidation is completed, as appropriate, including in such accounting the Profit or Loss resulting from the actual or deemed sale or distribution of the Company's properties, as provided in Section 10.2(b).

(b) The liquidator shall pay all of the debts and liabilities of the Company (including payments under phantom equity plans of the Company, if any) or otherwise make adequate provision therefor (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine). The liquidator shall then, by payment of cash or property (at the election of the liquidator, and, in the case of property, valued as of the date of termination of the Company at its Fair Market Value by an appraiser selected by the liquidator), distribute to the Members such amounts as are required to distribute all remaining amounts to the Members in accordance with Section 7.2. For purposes of this Article XII, a distribution of an asset or an undivided interest in an asset in-kind to a Member shall be considered a distribution of an amount equal to the Fair Market Value of such asset or undivided interest. Each Member shall have the right to designate another Person to receive any property that otherwise would be distributed in kind to that Member pursuant to this Section 12.3.

(c) Any real property distributed to the Members shall be conveyed by special warranty deed and shall be subject to the operating agreements and all Liens, contracts and commitments then in effect with respect to such property, which shall be assumed by the Members receiving such real property.

(d) Except as expressly provided herein, the liquidator shall comply with any applicable requirements of the Act and all other Laws pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Liquidation of the Company shall be completed within the time limits imposed by Treasury Regulations § 1.704-1(b)(2)(ii) and (g).

(e) The distribution of cash or property to the Members in accordance with the provisions of this Section 12.3 shall constitute a complete return to the Members of their respective Capital Contributions and a complete distribution to the Members of their respective interests in the Company and all Company property. Notwithstanding any other provision of this Agreement, no Member shall have any obligation to contribute to the Company, pay to any other Member or pay to any other Person any deficit balance in such Member's Capital Account.

12.4 Certificate of Cancellation. Upon the completion of the distribution of the Company's assets as provided in this Article XII, the Company shall be terminated and the Person acting as liquidator shall file a certificate of cancellation and shall take such other actions as may be necessary to terminate the Company.

ARTICLE XIII. NOTICES

13.1 Method of Notices. All notices required or permitted by this Agreement shall be in writing and shall be hand delivered or sent by nationally recognized overnight courier, or by email, and shall be effective when personally delivered, or, if sent by nationally recognized overnight courier, on the date set forth on the receipt of registered or certified mail, or if sent by email, upon the date sent if such email notice is also promptly given by one of the other methods stated herein, to the Members at their respective addresses set forth on Exhibit A, or, with respect to the Class M Members, as set forth on the books and records of the Company. Any Member may give notice from time to time changing its respective address for that purpose.

13.2 Computation of Time. In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

ARTICLE XIV. GENERAL PROVISIONS

14.1 Amendment. Except as otherwise provided in Section 2.7, Article VIII and this Section 14.1, this Agreement may not be amended except by an instrument in writing signed by the Founder Member; *provided, however,* if any such amendment would materially adversely affect any Member in a manner that is disproportionate to the effect such amendment would have on the Founder Member, then such amendment shall be effective only with the consent of the holders of a majority of the Units held by the Members (excluding the Founder Member). Notwithstanding the foregoing, no amendment, modification, waiver or supplement may amend the limited liability of the Members without the unanimous written consent of the Members. Notwithstanding the foregoing, in addition to any amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by an instrument in writing signed by an Executive Officer that has been approved by the Board in accordance with this Agreement, without the consent of any Member, to (i) cure any ambiguity, correct or supplement any provision herein which may be inconsistent with any other provision herein or to make any clarification to any other provision with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement, (ii) delete or add any provision of this Agreement required to be deleted or added by the Securities and Exchange Commission or other federal agency or by a state securities commission or similar agency or official, or to comply with any federal or state securities Laws, or (iii) reflect the addition or substitution of Members in accordance with this Agreement.

14.2 Waiver. Except as otherwise provided herein, rights hereunder may not be waived except by an instrument in writing signed by the party sought to be charged with the waiver.

14.3 Confidentiality. Each Member and Director will keep confidential and not use, reveal, provide or transfer to any third party any Confidential Information it obtains or has obtained concerning the Company, except (a) to the extent that disclosure to a third party is required by Law, (b) information which, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such Person is a party or of which it has knowledge), as evidenced by generally available documents or publications, (c) information that was in its possession prior to disclosure (as evidenced by appropriate written materials) and was not acquired directly or indirectly from the Company, (d) to the extent disclosure is necessary, to its or the Company's employees, consultants or advisors for the purpose of carrying out their duties hereunder, (e) to banks or other financial institutions or agencies or any independent accountants or legal counsel or investment advisors employed by the Board, the Company or any Member, to the extent disclosure is necessary or advisable to obtain

financing, (f) to the extent necessary, disclosure to third parties to enforce this Agreement, (g) to a Member or Director or to their respective Affiliates, or (h) the Founder Member may disclose information relating to the financial performance of the Company to its Affiliates, direct and indirect limited partners and equityholders and prospective investors; *provided, however*, that in each case of disclosure pursuant to (d), (e) or (g), the Persons to whom disclosure is made agree to be bound by this confidentiality provision. The obligation of each Member and Director not to disclose Confidential Information except as provided herein shall not be affected by the termination of this Agreement or the replacement of any Member or Director. Notwithstanding anything to the contrary in this Agreement, any Member or Director (and any employee, representative or agent of such Person) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transactions provided for by this Agreement, and all materials of any kind (including opinions or other tax analysis) that are provided to it relating to such tax treatment and tax structure, except that (1) tax treatment and tax structure shall not include the identity of any existing or future Member or Director, or any of their respective Affiliates, other than the disclosing party, and (2) this sentence shall not permit disclosure to the extent that nondisclosure is necessary in order to comply with Laws, including federal and state securities Laws.

14.4 Public Announcements. Except as required by Law, no Member shall make any press release or other public announcement or public disclosure relating to this Agreement, the subject matter of this Agreement or the activities of the Company without the consent of the Board.

14.5 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Colorado, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Colorado or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Colorado. Any and all actions arising out of this Agreement shall be brought and heard in the state courts of the State of Colorado and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of these courts.

14.6 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT HE, SHE, OR IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 14.6 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

14.7 Consequences Upon Divorce. If a Member who is a natural person shall ever become legally divorced, then in connection with the property settlement that occurs with respect to such divorce, the Member shall use his or her commercially reasonable efforts to acquire from his former spouse all of such spouse's interest, if any, in such Member's Units. Any spouse of a Member that acquires any Units or other interest in the Company by operation of law or otherwise in connection with a divorce or other property settlement in consideration of marriage or divorce, agrees to cooperate in the Transfer of such interest to his or her spouse or former spouse pursuant to this Section 14.7.

14.8 Covenant to Obtain Spouse's Signature. Each Member who is a natural person shall cause such Member's spouse to execute a spousal counterpart signature page to this Agreement in the form attached hereto as Exhibit B. If a Member who is a natural person and who is not married as of the date such Person becomes a Member should ever marry or is married as of the date such Person becomes a

Member and becomes divorced and then remarries, as the case may be, during the term of this Agreement, then such Member covenants and agrees that he shall use commercially reasonable efforts to cause such Member's spouse to execute a spousal counterpart signature page to this Agreement in the form attached hereto as Exhibit B. Any spouse of a Member that executes this Agreement is doing so solely to evidence such spouse's consent and agreement to take such actions as may be necessary to comply with the applicable provisions of this Agreement.

14.9 References. References to a Member or Director, including by use of a pronoun, shall be deemed to include masculine, feminine, singular, plural, individuals, partnerships or corporations where applicable. References in this Agreement to terms in the singular shall include the plural and vice versa.

14.10 U.S. Dollars. References herein to "Dollars" or "$" shall refer to U.S. dollars and all payments and all calculations of amount hereunder shall be made in Dollars.

14.11 Counterparts. This Agreement may be executed and delivered in counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties. Signatures of the parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for all purposes.

14.12 Additional Documents. The Members hereto covenant and agree to execute such additional documents and to perform additional acts as are or may become necessary or convenient to carry out the purposes of this Agreement.

14.13 Third Party Beneficiaries. Except as specifically provided herein, this Agreement is for the sole benefit of the Members and the Directors, and no other Person is intended to be a beneficiary of this Agreement or shall have any rights hereunder.

14.14 Entire Agreement. This Agreement, together with the certificate of formation, all related Exhibits and Schedules, and the Subscription Agreements, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

[*Signatures on next page*]

The parties have executed this Agreement to be effective as of the Effective Date.

RAVEL EXECUTIVES:

By: Kevin Williams
Name: Kevin Williams

By: Jaime H Intile
Name: Jaime Heather Intile

LIMITED LIABILITY COMPANY AGREEMENT
OF
RAVEL HEALTH LLC
SIGNATURE PAGE

The undersigned, by executing this Signature Page to the Limited Liability Company Agreement ("**Agreement**") of Ravel Health, LLC, a Colorado limited liability company (the "**Company**"), is hereby admitted as a Member, agrees to all the terms of the Agreement and agrees to be bound by the terms and provisions of the Agreement. The place of residence of the undersigned is as shown below. As used herein, where appropriate, the masculine shall be deemed to include the feminine and neuter genders, and the singular shall be deemed to include the plural, and vice versa.

The undersigned hereby signs and swears to this Signature Page this 18 day of April, 2023.

Name(s) of Member(s) (please print): Kevin Williams

Signature(s) of Member(s): Kevin Williams
(Title, if appropriate)

Member(s) Address: [redacted]

[redacted]

Member(s) E-Mail Address: [redacted]

____
Social Security or Taxpayer Identification Number

ACCEPTED and AGREED to by:

Ravel Health, LLC

By: Jaime H Intile
Name: Jaime Heather Intile
Title: Co-Founder + Director

LIMITED LIABILITY COMPANY AGREEMENT
OF
RAVEL HEALTH LLC
SIGNATURE PAGE

The undersigned, by executing this Signature Page to the Limited Liability Company Agreement ("**Agreement**") of Ravel Health, LLC, a Colorado limited liability company (the "**Company**"), is hereby admitted as a Member, agrees to all the terms of the Agreement and agrees to be bound by the terms and provisions of the Agreement. The place of residence of the undersigned is as shown below. As used herein, where appropriate, the masculine shall be deemed to include the feminine and neuter genders, and the singular shall be deemed to include the plural, and vice versa.

The undersigned hereby signs and swears to this Signature Page this 18 day of April, 2023.

Name(s) of Member(s) (please print): Jaime Heather Intile

Signature(s) of Member(s): Jaime H Intile
(Title, if appropriate)

Member(s) Address: [redacted]

[redacted]

Member(s) E-Mail Address: [redacted]

____

Social Security or Taxpayer Identification Number

ACCEPTED and AGREED to by:

Ravel Health, LLC

By: Kevin Williams
Name: Kevin Williams
Title: Co-Founder + Director

Exhibit A

Members, Addresses, Units

Last Updated: 4/18/2023

Members	Initial Capital Contributions	Class A Units	Class M Units
Kevin Williams	$40,000	497,500	
Jaime Heather Intile	$10,000	497,500	

Exhibit B

Spousal Signature Page

I acknowledge that I have read the Limited Liability Company Agreement (the "Agreement") of Ravel Health, LLC (the "Company"), dated as of [_________], 2023, that I know its contents, that I consent thereto and that I agree to be bound by its terms. I am aware that by its terms, among other things, that I may be obligated to transfer any interest I may now own or acquire in the Company pursuant to the terms of this Agreement upon the occurrence of certain events, and that my spouse may transfer and may be obligated to transfer his or her interest in the Company, including any interest I may own or acquire therein (if any) upon the occurrence of certain events. I also am aware that transfers may be restricted under this Agreement. I hereby consent to any such transfers and to all such restrictions, and I hereby approve and agree to comply in full with, all of the provisions of this Agreement, to the extent they apply to me.

Dated:_________________________________ _________________________________
Name:_________________________________ [Name of spouse]

Exhibit C

Joinder Agreement

By executing and delivering this Joinder Agreement ("**Joinder Agreement**") to Ravel Health, LLC, a Colorado limited liability company (the "**Company**"), the undersigned hereby joins, adopts and agrees to be a party to and be bound by the terms of the Company's Limited Liability Company Agreement dated March 1, 2023, as amended, as a Member thereof.

The undersigned agrees, both before and after the date of this Joinder Agreement: (i) to use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the joinder and other transactions contemplated by this Joinder Agreement, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the joinder or other transactions contemplated hereunder, and (iii) to cooperate with the Company in connection with the foregoing.

Accordingly, the undersigned has executed and delivered this Joinder Agreement as of __________, 20___.

____
Name:
Member

ACKNOWLEDGED AND ACCEPTED

Ravel Health, LLC, a Colorado limited liability company

By: ____________________________

Name:

Schedule 5.7

Executive Officers

Name	**Responsibilities**
Kevin Williams	Platform UX/UI, design, development, integrations & management; oversee tech/dev team; e-mail, domain management & hosting; investment campaign software; pitch deck; legal, including State documents; insurance policies for Ravel Health; financials/taxes
Jaime Heather Intile	Relationship development, management, partnerships w/Advisory Team, providers, influencers, Lyme orgs, etc.; marketing communications & public relations; investor relations; social media, marketing outreach; provider network, partner channels; customer/patient success; Mailchimp, Zoom, and Canva management

Dropbox Sign

Audit trail

Title	Ravel Health - LLC Agreement
File name	230228 Ravel Heal...alv4.23) (1).docx
Document ID	bf77ee2b4b5711d1d9a42799e739be0f2dbd1e61
Audit trail date format	MM / DD / YYYY
Status	Signed

Document History

SENT	**04 / 18 / 2023** 18:12:48 UTC	Sent for signature to Kevin Williams ([redacted]) and Jaime Heather Intile ([redacted]) from [redacted]
VIEWED	**04 / 18 / 2023** 18:58:29 UTC	Viewed by Kevin Williams ([redacted]
SIGNED	**04 / 18 / 2023** 18:59:28 UTC	Signed by Kevin Williams ([redacted]) [redacted]
VIEWED	**04 / 18 / 2023** 19:22:23 UTC	Viewed by Jaime Heather Intile ([redacted]) [redacted]
SIGNED	**04 / 18 / 2023** 19:27:11 UTC	Signed by Jaime Heather Intile ([redacted]) [redacted]
COMPLETED	**04 / 18 / 2023** 19:27:11 UTC	The document has been completed.